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                               GLOBIX CORPORATION
                                139 CENTRE STREET
                            NEW YORK, NEW YORK 10013


                                                                May 23, 2005

VIA EDGAR AND COURIER
---------------------

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington, D.C.  20549

Attention:   Barbara C. Jacobs

      Re: GLOBIX CORPORATION WITHDRAWAL OF REGISTRATION STATEMENT ON FORM S-1 (FILE NO.333-113857)
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Dear Ms. Jacobs:

         Reference is made to the Registration Statement on Form S-1 (File No. 333-11387) (the "S-1REGISTRATION STATEMENT"), which was filed with the Securities and Exchange Commission (the "COMMISSION") on March 23, 2004 by Globix Corporation, a Delaware corporation (the "COMPANY"), and which has not been declared effective as of the date hereof. Pursuant to Rule 477(a) and (b) of the Securities Act of 1933, we hereby request that the Commission withdraw the Registration Statement effective as of the date hereof or as soon thereafter as practicable.

         The S-1 Registration Statement was filed to register sales of 4,797,442 shares of the Company's common stock and $14,296,377 in principal amount of its 11% senior notes on behalf of two holders who received registration rights in connection with the Company's bankruptcy in 2002. This offering never took place. The Company now intends to register on Form S-3 a larger number of shares of common stock, but no senior notes, on behalf of several selling stockholders, most of whom received their shares in an exchange of debt for equity that took place concurrently with the Company's acquisition of Neon Communications, Inc. ("Neon") on March 7, 2005.

         The new S-3 registration statement will reflect comments of the Commision received in connection with the Company's Registration Statement on Form S-4, which became effective on February 14, 2005. The S-1 Registration Statement does not reflect these comments and no longer reflects the condition of the Company following its significant acquisition of Neon.



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Securities and Exchange Commission
May 22, 2005
Page 2



         Please call Bonnie J. Roe of Day Berry & Howard LLP at (212) 829-3605 with any questions you may have.

                                              Very truly yours,
                                              GLOBIX CORPORATION


                                              /s/ James C. Schroeder
                                              ----------------------
                                              James C. Schroeder
                                              Vice President and General Counsel


cc:      Bonnie J. Roe, Esq.
         Day, Berry & Howard LLP